Filed by Agnico-Eagle Mines Limited pursuant to

Rule 425 under the Securities Act of 1933

Commission file number: 001-13422

Subject Company: Grayd Resource Corporation

Commission file number: N/A

EARLY WARNING REPORT PURSUANT TO

NATIONAL INSTRUMENT 62-103

1.                                      The name and address of the offeror:

Agnico-Eagle Mines Limited (“Agnico-Eagle”)

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

2.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:

Pursuant to Agnico-Eagle’s offer dated October 13, 2011, as amended and supplemented by a notice of change and variation dated October 21, 2011 (as amended and supplemented, the “Offer”), to purchase all of the issued and outstanding common shares (the “Shares”) of Grayd Resource Corporation (“Grayd”), including all Shares that became issued and outstanding after the date of the Offer but before the expiry of the Offer upon the exercise, exchange or conversion of options or warrants of Grayd, on November 18, 2011, Agnico-Eagle took up and accepted for payment 91,228,900 Shares validly deposited pursuant to the Offer, representing approximately 94.77% of the Shares on a fully-diluted basis.

3.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

Prior to the acquisition referred to in item 2 above, Agnico-Eagle did not own or control any Shares.  Following the acquisition referred to in item 2 above, Agnico-Eagle owns 91,228,900 Shares, representing approximately 94.77% of the Shares on a fully-diluted basis.

4.                                      The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in item 3 over which:

(i)                                    the offeror, either alone or together with any joint actors, has ownership and control;

See item 3 above.

(ii)                                the offeror, either alone or together with any joint actors, has ownership but control is held by other persons other than the offeror or any joint actor, and

Not applicable.

(iii)                            the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

Not applicable.

5.                                      The name of the market in which the transaction or occurrence that gave rise to the report took place:

Not applicable.

6.                                      The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file the report:

Pursuant to the Offer, Agnico-Eagle offered consideration having a value of Cdn.$2.80 per Share as at the date before the announcement of Agnico-Eagle’s intention to make the Offer.  Grayd shareholders were given the option of receiving consideration per Share of, at their election, either (a) Cdn.$2.80 in cash or (b) 0.04039 of a common share of Agnico-Eagle and Cdn.$0.05 in cash, subject, in each case, to pro ration and rounding as set out in the Offer.

Agnico-Eagle will issue approximately 1.25 million common shares and pay approximately Cdn.$170 million in cash for the 91,228,900 Shares taken up on November 18, 2011 pursuant to the Offer.

7.                                      The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The purpose of the Offer is to acquire all of the outstanding Shares, including all Shares that became, or may become, issued and outstanding after the date of the Offer but before the expiry of the Offer upon the exercise, exchange or conversion of options or warrants of Grayd.  Agnico-Eagle intends to acquire all Shares not deposited to the Offer prior to its expiry by way of a compulsory acquisition.  Agnico-Eagle will file with the applicable securities regulatory authorities and mail to the remaining Grayd shareholders a notice of compulsory acquisition on or about November 22, 2011.

8.                                      The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

On September 19, 2011, Grayd and Agnico-Eagle entered into an acquisition agreement (the “Acquisition Agreement”) pursuant to which, among other things, Agnico-Eagle agreed to make the Offer and Grayd agreed to support the Offer.  The Acquisition Agreement was amended on October 19, 2011 by an amending agreement (the “Amending Agreement”) between Grayd and Agnico-Eagle, which, among other things, increased the maximum cash consideration payable by Agnico-Eagle under the Offer.

On September 19, 2011, Agnico-Eagle entered into lock-up agreements (the “Lock-Up Agreements”) with each of Grayd’s officers and directors (each a “Locked-Up Shareholder”), collectively holding an aggregate of approximately 8.0% of the then outstanding Shares on a fully-diluted basis, pursuant to which each Locked-Up Shareholder agreed to deposit under the Offer and not withdraw, subject to certain exceptions, his or her Shares.

Copies of the Acquisition Agreement, the Amending Agreement and the Lock-Up Agreements have been filed with the applicable securities regulatory authorities and are available on SEDAR at www.sedar.com.

9.                                      The names of any joint actors in connection with the disclosure required by this report:

Not applicable.

10.                               In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the offeror:

See item 6 above.

11.                               If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

12.                               If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Not applicable.

DATED November 22, 2011.

AGNICO-EAGLE MINES LIMITED

by	(Signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	General Counsel, Senior Vice-President, Legal and Corporate Secretary